02057920

PE 9-1-02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

PROCESSED
SEP 18 2002
THOMSON FINANCIAL

FORM 6-K

RECD S.E.C.
SEP 16 2002
1086

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2002

HITACHI, LTD.

(Translation of Registrant's Name Into English)

6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HITACHI, LTD.
(Registrant)

Date September 12, 2002 By

Kazuo Kumagai
Executive Vice President and Director

FOR IMMEDIATE RELEASE

Contacts:

Japan:
Takafumi Ichinose
Hitachi, Ltd.
+81-3-3258-2056
takafumi_ichinose@hdq.hitachi.co.jp

U.S.:
Matt Takahashi
Hitachi America, Ltd.
+1-650-244-7902
masahiro.takahashi@hal.hitachi.com

Singapore:
Yuji Hoshino
Hitachi Asia Ltd.
+65-6231-2522
yhoshino@has.hitachi.com.sg

U.K.:
Kantaro Tanii
Hitachi Europe Ltd.
+44-(0)1628-585379
kantaro.tanii@hitachi-eu.com

Hitachi Announces Revision of Business Forecast for the First Half of Fiscal 2002 and Interim Dividend

Tokyo, September 11, 2002 --- Hitachi, Ltd. (TSE:6501 / NYSE:HIT) today announced that the Company has revised its business forecast for the first half of fiscal 2002, ending September 30, 2002, and decided on the interim dividend, at a Board of Directors meeting convened today.

1. Revision of business forecast for the first half of fiscal 2002, ending September 30, 2002

(1) Business forecast, Consolidated (from April 1, 2002 to September 30, 2002)

In millions of yen. Year-on-year comparison shown as percentage.

	First half of fiscal 2002			First half of fiscal 2001
	Revised forecast (A)	Previous forecast (*) (B)	(A)-(B)	
Net sales	3,850,000 98%	3,850,000 98%	0	3,938,121
Operating income (loss)	52,000 -	70,000 -	(18,000)	(42,110)
Income (loss) before income taxes and minority interests	24,000 -	53,000 -	(29,000)	(98,541)
Income (loss) before minority interests	12,000 -	17,000 -	(5,000)	(116,696)
Net income (loss)	0 -	5,000 -	(5,000)	(110,543)

* Previous forecast was announced on April 26, 2002.

(2) Business forecast, Unconsolidated (from April 1, 2002 to September 30, 2002)

In millions of yen. Year-on-year comparison shown as percentage.

	First half of fiscal 2002			First half of fiscal 2001
	Revised forecast (A)	Previous forecast (*) (B)	(A)-(B)	
Net sales	1,510,000 85%	1,450,000 82%	60,000	1,778,746
Operating income (loss)	(3,000) -	15,000 -	(18,000)	(28,353)
Ordinary income (loss)	(19,000) -	15,000 -	(34,000)	(46,689)
Net income (loss)	10,000 -	10,000 -	0	(29,010)

* Previous forecast was announced on April 26, 2002.

(3) Reasons for revision

With respect to operating income, in the Power & Industrial Systems segment, there has been a decrease in the profitability of major overseas orders of power equipment and other items and, in Japan, of waste processing plants. In addition, in the Digital Media & Consumer Products segment, operating income is expected to be depressed by sluggish sales of mobile phones and room air conditioners. In the Electronic Devices segment, although in the first quarter semiconductors and displays exceeded initial estimates, in the second quarter sales were affected by a softening of the market. Thus, segment operating income is expected to be in line with initial projections.

With respect to other income and deductions, the appreciation of the yen is expected to give rise to currency exchange losses.

As a result, the initial forecast for income before income taxes and minority interests and net income has been revised downward.

2. Interim dividend for the fiscal year ending March 31, 2003

3.0 yen per share

Reference: Dividends paid for the fiscal year ended March 31, 2002

Interim dividend: 3.0 yen per share

Year-end dividend: 0.0 yen per share

< Cautionary Statement >
This document contains forward-looking statements which reflect management's current views with respect to certain future events and financial performance. Words such as "anticipate," "believe," "expect," "estimate," "intend," "plan," "project" and similar expressions which indicate future events and trends identify forward-looking statements. Actual results may differ materially from those projected or implied in the forward-looking statements and from historical trends. Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate.

Factors that could cause actual results to differ materially from those projected or implied in any forward-looking statements include, but are not limited to, rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment; uncertainty as to Hitachi's ability to continue to develop products and to market products that incorporate new technology on a timely and cost-effective basis and achieve market acceptance; fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment; increasing commoditization of information technology products, and intensifying price competition in the market for such products; fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi's assets and liabilities are denominated, particularly between the yen and the U.S. dollar; uncertainty as to Hitachi's access to liquidity or long-term financing, particularly in the context of restrictions on availability of credit prevailing in Japan; uncertainty as to Hitachi's ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates; general economic conditions and the regulatory and trade environment of Hitachi's major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, continued stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations of imports; uncertainty as to Hitachi's access to, or protection for, certain intellectual property rights, particularly those related to electronics and data processing technologies; Hitachi's dependence on alliances with other corporations in designing or developing certain products; and the market prices of equity securities in Japan, declines in which may result in write-downs of equity securities Hitachi holds.

These factors listed above are not exclusive and are in addition to other factors that are stated or indicated elsewhere in this document, or in other materials published by the Company.

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